

Campbell's

Campbell Soup Company
2012 Annual Report

Focus Forward: Consumer First


PEPPERIDGE FARM
Milano Slices
SALTED PRETZEL
Swirl
9 snack packs
NEW
TimTam
Honeycomb
JiNGOS!
Goldfish
Grahams
S'mores

What's new?

Take a look on the shelves, and you'll see our portfolio in a whole new light. We're contemporizing our brands and bringing more innovative products to appeal to today's consumers, and the next generation, all around the world.


Campbell's
Thai Tomato Coconut
Coconut Curry with CHICKEN & Shiitake Mushrooms
Campbell's GO
CHUNKY
NEW!
Campbell's SKILLET Sauces
Liebig
Ratatouille
Campbell's STOCK FIRST
CREAM STOCK


V8 V-FUSION
New!
ICED TEA
LEMON
Bolthouse FARMS
Green Goodness
Bolthouse FARMS
Strawberry Banana
V8 V-FUSION
apple
berry
ENERGY
NEW!
V8
Original



Denise M. Morrison
President and Chief Executive Officer

Fellow Shareowners,

A year ago we shared with you a new strategic vision for Campbell. It is a vision designed to build long-term value for our shareowners by driving sustainable, profitable net sales growth.

We told you that our business will continue to be centered in our three core categories — Simple Meals, Healthy Beverages and Baked Snacks — but we will have broader category platforms, with investments focused in high-growth segments and geographies. We also told you that we will be a more agile and innovative company, resolutely focused on the consumer... a company more responsive to new consumer needs, demographic and generational change, and the evolution of the global culture of food.

And we outlined three central strategies for realizing our vision:

- First, to stabilize and then profitably grow our North America Soup and Simple Meals business;
- Second, to expand our International presence; and
- Third, to continue to drive growth in Healthy Beverages and Baked Snacks.

A year later, how much progress have we made in advancing this new vision? More than you may have expected, but less than we had hoped. In this past year, we've registered important accomplishments, though we've also encountered unexpected headwinds and challenges.

- Fiscal 2012 was a year of investment for Campbell. We stated at the outset that we would accept lower operating profits to fund investments in brand-building and accelerated innovation across our portfolio. Our investment spending contributed to a decline in adjusted earnings per share of 4 percent to $2.44* in fiscal 2012, compared with adjusted EPS of $2.54* the previous year.
- Last year we made significant strides in stabilizing the profitability of our U.S. Simple Meals business. We've

*These amounts are adjusted for certain transactions not considered to be part of the ongoing business. For a reconciliation of non-GAAP financial measures, see page 15.

meaningfully reduced less profitable trade spending. We've also begun to rebuild our powerful innovation pipeline, with a redesigned process that delivers accelerated speed-to-market. In fiscal 2012, we introduced 41 new soup and simple meal items, up from seven the year before. Our new products are reaching demographic groups with which Campbell has historically been under-represented, penetrating new day-parts and expanding into new packaging formats. In fiscal 2013, we expect to launch more than 50 new items in the U.S. While we're also taking important steps to maintain the vitality of our relationships with our core consumers, many of our new products are focused on developing our business with groups such as Millennials and Hispanics, and on achieving greater penetration in value channels.

"Our new products are reaching demographic groups with which Campbell has historically been under-represented, penetrating new day-parts and expanding into new packaging formats."

- Some of our other businesses provided clear bright spots in our performance in fiscal 2012. For example, we drove double-digit sales growth in *Goldfish* crackers, which now hold a leading market position in the category. North America Foodservice also delivered solid sales and earnings growth, led by sales gains in retail fresh soups sold in the perimeter of the store.
- At the beginning of fiscal 2013, we acquired Bolthouse Farms, a vertically integrated food and beverage company that focuses on developing, manufacturing and marketing fresh carrots and other proprietary, high value-added natural, healthy products. We believe this acquisition presents a compelling opportunity to create shareowner value. The combination of our *V8* beverage portfolio with Bolthouse Farms' U.S. and Canadian market-leading super-premium refrigerated beverages will create one of the largest Healthy Beverage platforms in the food industry. Bolthouse Farms also provides an ideal complement to our strong existing presence in the center of the store, and the foundation for Campbell to become a leader in the rapidly growing, $12-billion packaged fresh category. Among other things, Bolthouse Farms brings us a leading market position in retail fresh carrots in the U.S. and Canada, a growing presence in refrigerated salad dressings, a terrific track record of innovation and expansion opportunities that are on-trend with consumers and closely aligned with our strategies.
- We've made encouraging progress in some of the faster-growing developing markets in which we currently operate, including Indonesia, Malaysia and Mexico, and in our export markets. Our Indonesian business posted strong net sales growth last year through innovation in its core brands. Our business in Latin America also delivered solid sales performance, and is now moving forward with plans to accelerate product and packaging innovation and to expand distribution into adjacent geographies. We continue to actively explore multiple avenues for expanding our international platforms, both organically and through external development, in a number of attractive markets in Asia and Latin America.

But we also had some significant shortfalls in fiscal 2012. In our U.S. Soup business, our condensed soups and broths performed in line with our expectations, but our ready-to-serve soups did not. Our advertising campaign, while effective across the soup portfolio, was less effective for our ready-to-serve soup business. We plan to correct this in fiscal 2013 with a new NFL-themed *Chunky* soup campaign. In our U.S. Beverages business, we drove solid consumption growth but suffered significant margin erosion, due mainly to cost inflation. At Pepperidge Farm, our fresh bakery products faced intense pressure as a result of industry consolidation, with soft volumes and heavy price discounting across the category. And in our International business, we underestimated the impact of what proved to be fairly seismic changes in the consumer economy in Australia.

Our experiences in fiscal 2012 have helped us crystallize our thinking about how we must improve the execution of our growth strategies.

- First and foremost, we know we must focus more sharply on leveraging all of the drivers of consumer demand — positioning, product, placement, promotion and price. In fiscal 2013, we will balance these drivers in a manner tailored to each individual business and category, to optimize the growth of each business while making the best use of our marketing resources. While the right balance will vary by category, you can expect to see disciplined execution of the fundamentals across all of the businesses in our portfolio.
- We must maintain our commitment to innovation as a key driver for expanding our product platforms around the world into higher-growth segments and categories. Across our businesses, you'll see new product platforms, new packaging and new flavors. Our new products respond to the needs and tastes of fast-growing consumer groups — from our delicious new *Campbell's* Skillet Sauces in a pouch, for restaurant-style meals in less than 15 minutes... to Pepperidge Farm's new *Jingos!* crackers, uniquely seasoned to respond to Millennials' quest for bold flavors... to our ethnic-inspired, ready-to-eat *Campbell's Go* platform. You'll see products with new flavor profiles created to resonate with Hispanic consumers, and new Beverage product and packaging options designed to address the needs of value-minded shoppers.
- Finally, in fiscal 2013 we will intensify our focus on international expansion, broadening our category platforms in our existing international markets and exploring external development opportunities to build scale in fast-growing categories in new geographies that offer the greatest opportunities for Campbell. This year we expect to accelerate the momentum in our businesses in Indonesia, Malaysia and Mexico; evolve our business model in China; and continue to expand our export businesses in Europe, Asia and the Middle East.

While we have more to do, we believe Campbell has come a long way in the space of 12 months. Among other things, we have a much clearer understanding today than we did a year ago about how we must manage our portfolio and where we must look for growth. We know that our existing U.S. Soup business is an immensely valuable and powerful engine, but one which, standing alone, will not deliver the levels of overall growth we need to reach our long-term targets. We know that higher levels of growth will come from other segments, other categories and other parts of the world. And we are acutely aware of the many ways the consumer landscape is changing. So while we must — and we will — give meticulous attention to flawless execution of the fundamentals in our core business in North America, we must also shift our company's center of gravity by pursuing the most promising avenues for growth in the categories in which we are best equipped to win. This is precisely what we intend to do.

A year after we embarked on this journey, we are not yet a different company. But we're clearly making progress, and thinking very differently about Campbell's future than we did a year ago. In fiscal 2013, we expect to return

Bolthouse FARMS

Bolthouse Farms: A Fresh Revolution

Campbell's acquisition of Bolthouse Farms brings a new platform for growth and is complementary to our core capabilities in both vegetable nutrition and healthy beverages.


SHAKE DOWNS
YOGURT

During its 95-year history, Bolthouse Farms has built leading positions in the U.S. and Canada in retail fresh carrots and super-premium beverages, including smoothies, coffee and protein drinks. In addition, it has a growing presence in refrigerated salad dressings, with creamy yogurt dressings and olive oil vinaigrettes.

Bolthouse Farms is perhaps best-known for transforming the produce aisle with value-added baby carrots. In select markets this year are *Bolthouse Farms Baby Carrot ShakeDowns* in single-serve pouches with natural seasoning for nutritious snacking.

to growth in our base business. The addition of Bolthouse Farms will contribute to both our top-line and bottom-line growth. And we are focused closely on the work we must do now to deliver our long-term targets on a sustainable basis.

We are confident that our new strategic vision provides the right direction for our company. We know we have the plans, the leadership, the capabilities and the determination to drive durable and rewarding change for our shareowners. As I promised last year, we are building a company with a broader and stronger agenda for growth.

Thank you for your support as we create a bright future for Campbell.

Best,

Denise M. Morrison
President and CEO



CHAIRMAN'S MESSAGE

Fiscal 2012 was an important year of transition at Campbell Soup Company. To lay the foundation for sustained, profitable growth, Campbell made significant investments in brand-building and set in motion a new innovation process through which it is developing a pipeline of exciting new products centered on key consumer insights and critical demographic trends. Management spearheaded a thoughtful re-examination of the role of each of the businesses in the company's portfolio in North America. Late in the fiscal year, Campbell announced its acquisition of Bolthouse Farms, which will provide the company with significant presence and a new platform for expansion in the rapidly growing market for packaged fresh foods, and complement its existing Healthy Beverages business. The Board is delighted to welcome *Bolthouse Farms* to the Campbell family of iconic brands.

The Board is pleased with the substantial progress that was made last year. As Denise has emphasized in her message to you, we recognize that more work needs to be done to achieve the company's long-term growth targets. The leadership team has developed valuable insights on ways to improve the execution of the company's strategy for driving growth in our core business in North America, and meaningful plans for expanding Campbell's presence in new, higher-growth segments and geographies. We look forward to seeing that work advance in the new fiscal year.

The Board was pleased to welcome Tracey Travis, Executive Vice President and Chief Financial Officer of The Estée Lauder Companies Inc., to the Campbell Soup Company Board of Directors this year. I thank all of the members of the Campbell Board for their dedicated service on behalf of our shareowners.

Paul R. Charron
Chairman of the Board



FOCUS FORWARD: A CULTURE OF INNOVATION, A WORLD OF INSPIRATION

We're cooking up a culinary adventure with global tastes to make easy meals, at home or on-the-go. New packaging, merchandising and marketing strategies across all of our businesses are bringing exciting options to consumers.



Soup and Simple Meals

Going beyond the can

Our soup innovation extends well beyond the can. Consumers can enjoy *Campbell's* Gourmet Bisques in aseptic cartons, *Campbell's Slow Kettle* premium soups in plastic tubs and *Campbell's Go* soups in microwavable pouches. With robust flavors and unique tastes, these soups target new consumers as well as new mealtime occasions.

New flavors for those who love our classics

For U.S. kids, families and Baby Boomers, *Campbell's* condensed soups have always stood for value, variety and versatility. We're improving the taste of several recipes and adding Sun-Ripened Yellow Tomato soup. Our "It's Amazing What Soup Can Do" advertising reminds consumers of why they love *Campbell's* soups.

Chunky gets its mojo back

Our *Chunky* brand is improving recipes, packaging and marketing to strengthen its connection with male consumers. We're adding three bold flavors in fiscal 2013: Chipotle Chicken and Corn Chowder, Kickin' Buffalo-Style Chicken, and Jammin' Jerk Chicken with Rice and Beans. A new label design highlights the hearty good-tasting ingredients. And we're bringing back our NFL-themed "Mama's Boy" campaign, going deep for a touchdown with popular New York Giants wide receiver Victor Cruz.

For female consumers who are working hard to eat natural, we've transitioned our *Select Harvest* franchise to *Campbell's* 100% Natural. New varieties include Creamy Gouda Bisque and Butternut Squash Bisque.

New tastes and new packaging for new consumers

"Made with patience, not preservatives." *Campbell's Slow Kettle* premium soups, introduced in fiscal 2012, are made for adults who want a more sophisticated experience. Joining the lineup are Kickin' Crab and Sweet Corn Chowder, and Roasted Chicken and Chardonnay soup.

Passionate cooks can find inspiration in our smooth, velvety, chef-inspired *Campbell's* Gourmet Bisques, which feature rich, layered flavors such as Sweet Potato Tomatillo, and Thai Tomato Coconut.

For those with a restless, more daring spirit, we're launching *Campbell's Go* soups. Designed by Millennials for Millennials, these soups are contemporary in every sense — from microwavable pouches featuring edgy graphics and packaging copy, to exotic options such as Moroccan Style Chicken with Chickpeas and Golden Lentil with Madras Curry. An eye-catching marketing campaign includes both traditional and digital media.

A fresh path for growth

Shoppers nationwide at a major U.S. club store can pick up fresh refrigerated soups such as Chicken Tortilla, Loaded Baked Potato and Broccoli Cheddar. Co-branded with the major club store's private-label brand and *Campbell's StockPot* brand, these ready-to-serve soups are part of a large, fast-growing segment.

Satisfying a global appetite for soup

Australia's longtime favorite *Country Ladle* ready-to-serve soups are spicing things up with the new Café Style range including Moroccan Vegetable with Chickpeas, Simmered Pumpkin with Red Lentil and Spinach, and Vine Tomato with Spinach and Ricotta Ravioli. The stylish label reinforces the brand's premium positioning.



CHUNKY
Sweet Potato Tomatillo

32 NEW U.S. SOUP ITEMS



"Souper Chef"

"It's exciting to bring food trends from different countries to the mainstream in more convenient and creative ways," says Campbell North America Senior Executive Chef Thomas Frain.



Now everyone is cooking

We are growing our presence in Simple Meals across the globe, offering new products to spice up at-home meal-making for time-pressed cooks. Launching in the U.S. is a line of *Campbell's* Skillet Sauces in pouches to make restaurant-inspired dishes in 15 minutes or less.

Setting the table for the future

Today, we're seeing an immense generational shift between the nation's 72 million Baby Boomers and 80 million Millennials. They each display their own unique relationship with what and how they eat.

Boomers place greater importance on health and wellness, while Millennials crave convenient foods that satisfy their affinity for adventure and variety. Both will find an enticing array of food experiences among Campbell's simple meal products.

Expanding simple meals in North America

In the U.S., *Campbell's* Skillet Sauces in pouches offer a tasty, quick alternative to frozen meals or takeout with six varieties — Toasted Sesame, Marsala, Creamy Chipotle, Fire Roasted Tomato, Thai Green Curry and Scampi. In three easy steps, dinner is on the table. Simply brown your own meat, chicken or seafood, pour the Skillet Sauce over it — and serve over rice, grains or pasta.

Another "chef's secret" can be found in *Swanson Flavor Boost* concentrated broth, which adds instant flavor to any skillet dish. Launched in fiscal 2012, this 100% natural broth is now available in four varieties — Chicken, Beef, Vegetable and new Seafood — and in smaller four-pack sizes, so consumers have more options.

Consumers who love spicy Mexican sauces will enjoy the five new *Pace* restaurant-style salsas, including Texas-Style White Bean and Garlic and Lime Verde, as well as our new *Pace* dips in Southwest Ranch, Onion and Chipotle, and Jalapeno and Pepper Jack. We're also expanding our *Prego* Italian sauces with tempting Creamy Vodka, Spicy Sausage, and Bacon and Provolone.

In Canada, confident cooks can now prepare elegant meat, fish and pasta meals on busy weeknights using *Campbell's Stock First* Cream stock. The velvety smooth and versatile cream stock can be used to make mouthwatering entrées from salmon with dill sauce to fettuccini Alfredo.

Capturing an international audience

In France, we are building on our *Liebig* brand's vegetable appeal with premium, ready-to-serve vegetable side dishes inspired by favorite French side dishes such as ratatouille. The al dente vegetables are free from artificial colors and flavors.

In Belgium, we are launching sauces under the *D&L* brand, to heat and pour over hearty dishes of meat, fish, and vegetables. Popular, versatile varieties such as Pepper, Béarnaise and Mushroom are packaged in eye-catching pouches.

Chef and television personality Manu Feildel is the latest Australian to fall in love with *Campbell's Real Stock* broth for making everyday dinners taste even better. The endorsement of the co-host of Australia's top-rated "My Kitchen Rules" program is helping drive brand equity.



Expanding our digital presence

Consumers can find recipes, meal ideas and deals at www.campbellskitchen.com, and on its Facebook and Twitter pages. Scan below to explore our website.



Campbell's
SKILLET
Sauces
TOASTED SESAME
Prego
NEW!
CHAMPIGNON

SIMPLE MEALS BEYOND SOUP



Healthy Beverages

Closing the vegetable gap

Consumers have their favorites when it comes to our *V8* brand. Boomers like the vegetable nutrition in *V8* 100% Vegetable juice. Millennials quench their thirst with *V8 V-Fusion* juices and energy drinks. And *V8 Splash* beverages are popular with moms and kids, and have an especially strong base among the Hispanic population. New to our Healthy Beverage platform are *Bolthouse Farms* super-premium juices.

Toast to your health

The *V8* portfolio provides delicious, convenient products that help people enjoy more vegetables in their diet. That starts with *V8* 100% Vegetable juice. It's not uncommon for a loyal consumer, often a youthful-minded Baby Boomer, to enjoy 300 8-ounce glasses of *V8* 100% Vegetable juice in a year. But even devoted consumers need to be reminded: "Could've had a *V8*." This year, they can watch for a twist on the *V8* they know and love, with the introduction of Hint of Lime and Hint of Black Pepper — the first *V8* 100% Vegetable juice line extensions in nearly a decade.

A thirst for something new

Young women love the taste of *V8 V-Fusion* — and so do their kids. So this year, we're introducing *V8 V-Fusion* juice boxes to tap into this $1.6 billion segment. Each *V8 V-Fusion* box delivers a combined serving of vegetables and fruits, with no added sugar or artificial ingredients. The three varieties — Apple, Fruit Punch and Berry — display colorful, kid-friendly packaging.

Another powerful category is energy drinks. In the U.S., 80 milligrams of caffeine with natural green tea are helping *V8 V-Fusion + Energy* deliver a boost of nutrition and energy to consumers. Available in Pomegranate Blueberry, Peach Mango and Orange Pineapple, *V8 V-Fusion + Energy* was named one of *USA Today*'s "10 New Products to Watch for in 2012."

Our new *V8 V-Fusion* Sparkling juice drinks blend more than five vegetable and fruit juices with sparkling water. In fact, it's the only carbonated juice brand that provides light, fruity refreshment plus the benefits of fruits and vegetables. *V8 V-Fusion* Sparkling is available in Tangerine Raspberry, Black Cherry Pomegranate, and Strawberry Lemonade — each with only 60 calories or less.

Our *V8 V-Fusion* Iced Teas, in Lemon and Peach, are made from real tea leaves for "the authentic iced tea flavor."

Reaching out to the growing Hispanic market

Following steady growth over the past few years, we are exploring ways to make *V8 Splash* drinks even more relevant to the growing Hispanic market in the U.S., as well as in Mexico and Latin America.

For example, *V8 Splash* beverages, in both cartons and glass bottles, are available in 17 countries throughout the Caribbean and Central America, and we plan to expand into other promising Latin American markets in fiscal 2013. With its combination of carrot and fruit juices, *V8 Splash* is positioned as a "Good for You" drink that's both nutritious and fun. In Mexico, we're building on our foundation of loyal *V8 Splash* consumers with comprehensive advertising and a new large glass bottle to drive growth.


Bolthouse FARMS
V8
ICED TEA
PEACH
V8 Splash
V8
Original

ONE OF THE LARGEST HEALTHY BEVERAGE PLATFORMS IN THE U.S.



Bienvenidos a nuevos amigos

This year, our *V8* brand will reach out to U.S. Hispanic consumers through focused television advertising, targeted bilingual coupons and community initiatives.



Baking and Snacking

Consumers love their snacks

Our Pepperidge Farm and Arnott's teams are innovating with sweet and savory baked snacks to satisfy consumers' ever-increasing desire to munch. Most notable is our blockbuster *Goldfish* brand, where we've expanded into *Goldfish* Grahams and *Goldfish* bread. Kids love the brand's "Finn and Friends" animated characters on TV and online.

Success is sweet to savor

With beloved products such as *Pepperidge Farm Goldfish* crackers, *Milano* cookies and Swirl breads, as well as *Arnott's Tim Tam* biscuits and *Shapes* crackers, Campbell is the world's No. 3 baking and snacking company.

Celebrating progress and driving creativity

This year, Pepperidge Farm is celebrating its 75th anniversary, and the 50th anniversary of its *Goldfish* cracker franchise, which *Advertising Age* recently named one of "America's hottest brands."

Today, *Goldfish* is one of America's most popular crackers. Beyond its traditional savory varieties, the brand also offers sweet, wholesome *Goldfish* Grahams, including the recently added Cookies and Cream flavor. Made with whole grains, *Goldfish* Grahams now have their own bright blue packaging on shelf. Also new are Brown Sugar and Cinnamon flavors of *Goldfish* bread, providing whole-grain goodness in our kid-friendly *Goldfish* shape.

Pepperidge Farm is expanding its *Milano* brand with sweet and salty *Milano Slices* Salted Pretzel cookies and a Vanilla Crème variety of *Milano Melts* cookies. Plus, Pepperidge Farm has introduced two new frozen Layer Cakes featuring the tastes of its most popular cookies — *Milano* Cookie Cake and Chocolate Chunk Cookie Cake.

For consumers who like to change their tastes with the seasons, Pepperidge Farm's fall menu includes Caramel Apple Swirl bread, Pumpkin Spice Swirl bread, Pumpkin Cheesecake cookies and Caramel Apple Pie cookies.

Global baked snacks in action

Adult and family savory innovation continues with *Pepperidge Farm Jingos!* snack crackers. Uniquely seasoned to respond directly to Millennials' quest for bold flavors, *Jingos!* crackers come in Lime and Sweet Chili, Parmesan Garlic and Fiesta Cheddar. *Jingos!* crackers were inspired by *Arnott's Shapes*, Australia's No. 1 cracker for decades.

Pepperidge Farm's commitment to baking and snacking will continue with the company's new 34,000-square-foot Innovation Center, which opened in September 2012 at its Norwalk, Connecticut, headquarters.

Last year, Arnott's introduced young male consumers to the *Roadies* brand, with a "seriously thin and crispy" texture. Fearless flavors on the horizon are Seasoned Roast Chicken, and Crispy Bacon and Sour Cream.

And, for younger snack lovers, Arnott's has launched *Tiny Teddy Big Tedz* biscuits for children ages 7 to 11, who may have outgrown *Tiny Teddy* biscuit products. For lunch boxes, afternoon snacks and on-the-go eating, there are also new *Arnott's Fun Sticks*, crunchy rolled wafers in vanilla or chocolate, as well as snack packs of *Arnott's Tim Tam* and *Wagon Wheels* biscuits.


JiNGOS!
FIESTA CHEDDAR
BigTedz
BAKED Naturals

BOLD TASTE
BIG SNACKING

Riding the digital wave

Consumers can become *Goldfish* Facebook fans, join *Milano* Twitter followers or find a *Pepperidge Farm* Puff Pastry recipe on Pinterest. Scan the code below to find the *Goldfish* website.




Campbell's
AARP DRIVE TO END HUNGER
alpak
LIVE UNITED United Way
UNITED STATES POSTAL SERVICE
Campbell's
self storage
AFL-CIO
FEEDING AMERICA
20 Years
Stamp Out Hunger
FOOD DRIVE
SATURDAY MAY 12, 2012

Satisfying the hunger to help children
Through *Campbell's Healthy Communities Program*, we are working to measurably improve the health of young people in our hometown communities. From top left: Employee volunteers sample *V8* beverages at the Walk Against Hunger in Philadelphia, Pa.; local children learn about vegetables and healthy eating at a community garden in Camden, N.J.; CEO Denise Morrison kicks off the nation's largest single-day food drive, *Stamp Out Hunger*.

Nourishing consumers, the community, employees and the environment

What does corporate social responsibility mean to you? At Campbell, it means we're promoting global wellness and nutrition. We're building a sustainable environment. We're honoring our role in society, from farm to family.

We're integrating our efforts into our business and harnessing our employees' enthusiasm to improve the communities where we live and work. During the past two years, nearly 2,000 Campbell employees volunteered an average of 20,000 hours annually at more than 200 non-profit organizations.

Our 2012 Corporate Social Responsibility (CSR) report emphasizes our integrated approach to nourish our consumers, our neighbors, our employees and our planet. To connect to our 2012 CSR report, go to www.campbellsoupcompany.com/csr or scan the code on the sidebar of this page.



A peachy partnership

With support of local farmers and Campbell, the Food Bank of South Jersey is earning revenue for hunger relief from sales of *Just Peachy* salsa. Created from excess New Jersey peaches, the salsa was manufactured at Campbell's pilot plant in Camden and labeled by employee volunteers.



Here comes the sun

Campbell's Napoleon, Ohio, plant has renewed energy — sparked by 24,000 new solar panels. The 60-acre, 9.8-megawatt solar power system is expected to supply 15 percent of the plant's electricity while reducing CO_2 emissions by 250,000 metric tons over 20 years.



Scan to read our 2012 CSR report.

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share amounts)	2012	2011
Results of Operations		
Net sales	**$ 7,707**	$ 7,719
Gross profit	**$ 2,992**	$ 3,103
Percent of sales	**38.8%**	40.2%
Earnings before interest and taxes	**$ 1,212**	$ 1,279
Net earnings attributable to Campbell Soup Company	**$ 774**	$ 805
Per share — diluted	**$ 2.41**	$ 2.42
Other Information		
Net cash provided by operating activities	**$ 1,120**	$ 1,142
Capital expenditures	**$ 323**	$ 272
Dividends per share	**$ 1.160**	$ 1.145

The 2012 Net earnings attributable to Campbell Soup Company were impacted by the following: a $6 ($.02 per share) restructuring charge associated with initiatives announced in June 2011 to improve supply chain efficiency, reduce overhead costs across the organization and exit the Russian market and $3 ($.01 per share) of transaction costs related to the acquisition of Bolthouse Farms.

The 2011 Net earnings attributable to Campbell Soup Company were impacted by a $41 ($.12 per share) restructuring charge associated with initiatives announced in June 2011 to improve supply chain efficiency, reduce overhead costs across the organization and exit the Russian market.

See below for a reconciliation of the impact of these items on reported results.

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The following information is provided to reconcile certain non-GAAP financial measures disclosed in the Letter to Shareowners to reported earnings results. The company believes that financial information excluding certain transactions not considered to be part of the ongoing business improves the comparability of year-to-year earnings results. Consequently, the company believes that investors may be able to better understand its earnings results if these transactions are excluded from the results. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures.

	2012		2011		Earnings % Change	EPS % Change
(dollars in millions, except per share amounts)	**Earnings Impact**	**Diluted EPS Impact**	Earnings Impact	Diluted EPS Impact	2012/2011	2012/2011
Net earnings attributable to Campbell Soup Company, as reported	**$ 774**	**$ 2.41**	$ 805	$ 2.42		
Restructuring charges	**6**	**0.02**	41	0.12		
Acquisition transaction costs	**3**	**0.01**	—	—		
Adjusted Net earnings attributable to Campbell Soup Company	**$ 783**	**$ 2.44**	$ 846	$ 2.54	(7%)	(4%)

BOARD OF DIRECTORS
(As of September 2012)

Paul R. Charron
Chairman of Campbell Soup Company,
Retired Chairman and Chief Executive Officer
of Liz Claiborne Inc.

Denise M. Morrison
President and Chief Executive Officer
of Campbell Soup Company

Edmund M. Carpenter
Retired President and Chief Executive Officer
of Barnes Group, Inc.[2, 3]

Bennett Dorrance
Private Investor and Chairman
and Managing Director of DMB Associates[2, 4]

Lawrence C. Karlson
Former Chairman and Chief Executive Officer
of Berwind Financial Corporation[1, 3]

Randall W. Larrimore
Retired President and Chief Executive Officer
of United Stationers, Inc.[2, 4]

Mary Alice D. Malone
Private Investor and President of Iron Spring Farm, Inc.[2, 3]

Sara Mathew
Chairman and Chief Executive Officer
of The Dun & Bradstreet Corporation[1, 4]

William D. Perez
Retired President and Chief Executive Officer
of Wm. Wrigley Jr. Company[2, 3]

Charles R. Perrin
Non-executive Chairman
of Warnaco Group, Inc.[2, 3]

A. Barry Rand
Chief Executive Officer of AARP[1, 4]

Nick Shreiber
Retired President and Chief Executive Officer
of Tetra Pak Group[1, 4]

Tracey T. Travis
Executive Vice President and Chief Financial Officer
of The Estée Lauder Companies Inc.[1, 4]

Archbold D. van Beuren
Retired Senior Vice President of Campbell Soup Company[3]

Les C. Vinney
Retired President and Chief Executive Officer
of STERIS Corporation[1, 3]

Charlotte C. Weber
Private Investor and Chief Executive Officer
of Live Oak Properties[2, 4]

Committees
1 Audit
2 Compensation & Organization
3 Finance & Corporate Development
4 Governance

OFFICERS
(As of September 2012)

Denise M. Morrison
President and Chief Executive Officer

Mark Alexander
Senior Vice President and President —
Campbell North America

Irene Chang Britt
President — Pepperidge Farm and
Senior Vice President — Global Baking and Snacking

Anthony P. DiSilvestro
Senior Vice President — Finance

George Dowdie
Senior Vice President —
Global Research & Development and Quality

Ellen Oran Kaden
Senior Vice President —
Chief Legal and Public Affairs Officer

Robert W. Morrissey
Senior Vice President —
Chief Human Resources Officer

B. Craig Owens
Senior Vice President — Chief Financial Officer
and Chief Administrative Officer

Joseph C. Spagnoletti
Senior Vice President and
Chief Information Officer

David R. White
Senior Vice President — Global Supply Chain

Kathleen M. Gibson
Vice President and Corporate Secretary

Richard J. Landers
Vice President — Taxes

Ashok Madhavan
Vice President and Treasurer

William J. O'Shea
Vice President — Finance Operations

John P. Waldron
Vice President — Controller

SHAREOWNER INFORMATION

World Headquarters
Campbell Soup Company
1 Campbell Place
Camden, NJ 08103
(856) 342-4800
(856) 342-3878 (Fax)

Stock Exchange Listings
New York
Ticker Symbol: CPB

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-780-3203

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends
Campbell has paid dividends since the company became public in 1954. Dividends are normally paid quarterly, near the end of January, April, July and October.

A dividend reinvestment plan is available to shareowners. For information about dividends or the dividend reinvestment plan, write to Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43078, Providence, RI 02940-3078. Or call: (781) 575-2723 or 1-800-780-3203.

Annual Meeting
The Annual Meeting of Shareowners will be held on November 14, 2012 at 4:00 p.m. Eastern Time at the Hilton Garden Inn Toledo/Perrysburg, 6165 Levis Commons Boulevard, Perrysburg, Ohio 43551.

Publications
For copies of the Annual Report or the SEC Form 10-K or other financial information, write to Investor Relations at the World Headquarters address, or call 1-800-840-2865 or visit our worldwide website at www.campbellsoupcompany.com.

For copies of Campbell's Corporate Social Responsibility Report, write to Dave Stangis, Vice President – Public Affairs and Corporate Responsibility at csr_feedback@campbellsoup.com.

Information Sources
Inquiries regarding our products may be addressed to Campbell's Consumer Response Center at the World Headquarters address or call 1-800-257-8443.

Investors and financial analysts may contact Jennifer Driscoll, Vice President – Investor Relations, at the World Headquarters address or call (856) 342-6081.

Media and public relations inquiries should be directed to Anthony Sanzio, Vice President – Global Communications, at the World Headquarters address or call (856) 968-4390.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to Computershare Trust Company, N.A., 1-800-780-3203.

Shareowner Information Service
For the latest quarterly business results, or other information requests such as dividend dates, shareowner programs or product news, call 1-800-840-2865. Shareowner information is also available on our worldwide website at www.campbellsoupcompany.com.

Campbell Brands
Product trademarks owned or licensed by Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.

MIX
Paper from responsible sources
FSC® C018640

The papers, paper mills and printer utilized in the production of this Annual Report are all certified for Forest Stewardship Council™ (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. The report is printed on Mohawk Options Navajo, manufactured with certified, nonpolluting, wind-generated electricity. This report was printed by Innovation Marketing Communications, Inc., which uses 100% renewable wind energy. Additionally, Innovation Marketing Communications has implemented technologies and processes to substantially reduce the volatile organic compound (VOC) content of inks, coatings and solutions, and invested in equipment to capture and recycle virtually all VOC emissions from its press operations.

Design: Sequel, New York

1 Campbell Place,
Camden, NJ 08103-1799
campbellsoupcompany.com


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Pomegranate
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